CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

VIA EDGAR AND FEDEX

December 23, 2014

Sonia Barros, Esq.

Sara von Althann, Esq.
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:                             National Storage Affiliates Trust
Amendment No. 1 to
Draft Registration Statement on Form S-11
Confidentially Submitted November 25, 2014
CIK No. 0001618563

Responses to Staff comments made by letter dated December 18, 2014

Dear Ms. Barros and Ms. von Althann:

On behalf of our client, National Storage Affiliates Trust, a Maryland real estate investment trust (the “Company”), set forth below are the responses of the Company to comments made by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated December 18, 2014 (the “Comment Letter”) in connection with the Company’s Amendment No. 1 to the original Registration Statement on Form S-11, which was submitted to the SEC on a confidential basis pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act of 2012 (the “Amended Registration Statement”).  Where appropriate, the term “Company” includes the Company’s operating partnership, NSA OP, LP, a Delaware limited partnership.  Concurrently with the submission of this response letter, the Company is confidentially submitting Amendment No. 2 to the Amended Registration Statement (as so amended, the “Registration Statement”). The Registration Statement has been updated in response to Staff comments made in the Comment Letter. In addition, the Company has revised the Registration Statement to update other disclosures.

The Company’s responses to the Staff’s comments contained in the Comment Letter are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

The Company has enclosed with this letter a marked copy of the Registration Statement (the “Marked Copy”), which was confidentially submitted today by the Company via EDGAR, reflecting all changes made to the Amended Registration Statement.  All page references in the responses below are to the pages of the Marked Copy of the Registration Statement unless otherwise specified.

General

1.                                      We note your supplemental response to our prior comment 4(a), (c) and (e).

a.                                      After reviewing the notes to the 3-14 financial statements provided in your most recent amendment, it appears you have provided Rule 3-14 financial statements for the acquisition of 58 Northwest properties, 24 Optivest properties, 26 Guardian properties and 9 Move It properties.  On page F-3, it appears that there are 63 Northwest properties, 28 Optivest properties, 27 Guardian properties and 11 Move It properties.  Please reconcile the number of properties listed on page F-3 with the properties for which you have provided Rule 3-14s financial statements.

Company Response:

The Company supplementally advises the Staff that its Rule 3-14 financial statements related to the properties contributed or deemed probable of acquisition from or through Kevin Howard Real Estate Inc., d/b/a Northwest Self Storage and its controlled affiliates (“Northwest”), Optivest Properties, LLC and its controlled affiliates (“Optivest”), Guardian Storage Centers, LLC and its controlled affiliates (“Guardian”) and Move It Self Storage, LP and its controlled affiliates (“Move It”), each a participating regional operator (“PROs”) of the Company, include (i) those properties that the respective PROs had a controlling interest in or otherwise controlled prior to contribution and (ii) those properties acquired or deemed probable of acquisition from unrelated third parties that were sourced by the respective PROs and were included in the group of properties for which Rule 3-14 financial statements were provided based on the Company’s significance test discussed in the previous letter addressing the Rule 3-14 financial statements of the Company dated December 10, 2014 (the “Rule 3-14 Letter”).  The additional properties included in the table on page F-3 for which the Company did not include Rule 3-14 financial statements are properties acquired or deemed probable of acquisition from unrelated third parties that were sourced by a PRO but were not otherwise included in the group of properties for which Rule 3-14 financial statements were provided based on the Company’s significance test discussed in the Rule 3-14 Letter.  The table below sets forth the properties contributed or deemed probable of acquisition from or through each of Northwest, Optivest, Guardian and Move It as disclosed on page F-3 and identifies the number of properties contributed or deemed probable of acquisition from (i) each PRO for which Rule 3-14 financial statements are provided, (ii) unrelated third parties for which Rule 3-14 financial statements are provided and (iii) unrelated third parties for which Rule 3-14 financial statements are not provided:

PRO	Properties Contributed by PRO for which Rule 3- 14 Financial Statements are Provided		Properties Acquired from Unrelated Third Parties for which Rule 3-14 Financial Statements are Provided		Properties Acquired from Unrelated Third Parties for which Rule 3-14 Financial Statements are Not Provided		Total Properties Contributed by PRO
Northwest	58	(a)	1	(b)	4		63
Optivest	23	(c)			4		27
Guardian	25	(d)			1	(e)	26
Move It			11	(f)			11

(a) See Rule 3-14 financial statements beginning on pages F-74 (31 properties) and F-82 (27 properties).

(b) See Rule 3-14 financial statements beginning on pages F-125.

(c) See Rule 3-14 financial statements beginning on pages F-78 (11 properties) and F-87 (12 properties).

(d) See Rule 3-14 financial statements beginning on pages F-92 (25 properties).

(e) The one Guardian property not requiring Rule 3-14 financial statements was acquired by Guardian from an unrelated third party shortly prior to being contributed to the Company.  Therefore, the Company deemed this property acquired from an unrelated third party and was not included in Guardian’s related properties for Rule 3-14 financial statement analysis purposes. The Company included this property in the Company’s individually insignificant properties for purposes of the Company’s significance test.

(f) Of the 11 Move It properties, 10 were acquired from two unrelated parties and are included in the Rule 3-14 financial statements for Move It (See Rule 3-14 financials beginning on page F-106 (nine properties)) and North 10 (See Rule 3-14 financials beginning on page F-114 (one property)).  The LBJ Property (See Rule 3-14 financials beginning on page F-117 (one property)) was owned and managed by Move It prior to its contribution to the Company.

b.                                      Please confirm the number of acquired properties that the company has determined are insignificant both individually and in the aggregate.

Company Response:

The Company supplementally advises the Staff that it acquired or deemed probable the acquisition of 25 properties during the nine months ended September 30, 2014, which were determined to be insignificant.  As explained to the Staff in the Rule 3-14 Letter, these 25 properties are individually insignificant but are in the aggregate significant.  In addition, as explained in the Company’s Rule 3-14 Letter, there are no properties in this group that are significant at the 5% or greater level.  For this group of 25 properties, the Company has included Rule 3-14 financial statements for 12 of the properties with a total aggregate purchase price of $51,290,000, representing over 50% of the properties in this group based on aggregate purchase price.

In addition, the Company further advises the Staff that during the year ended December 31, 2013, it acquired seven properties, that are each insignificant, from unrelated third-party sellers.

c.                                       We note there are 29 noncontrolled properties that you have associated with SecurCare Self Storage within your table on page F-3.  Please tell us the relationship that SecurCare Self Storage has with these 29 noncontrolled properties.  Additionally, please tell us where these 29 properties are within your Rule 3-14 financial statements.

Company Response:

With respect to the 29 noncontrolled properties associated with SecurCare Self Storage, Inc. (“SecurCare”) that are set out under the caption “National Storage Affiliates Trust Unaudited Pro Forma Condensed Consolidated Financial Information” in the table on page F-3, the Company supplementally advises the Staff that these properties were sourced by SecurCare from unrelated third parties.  Of these 29 properties, SecurCare managed one property (the Oklahoma Self Storage property) but did not have an ownership interest in the property.  Rule 3-14 financial statements are included for the 12 properties the Company acquired from All Stor, the five properties the Company acquired from Shreveport, and the one property the Company acquired from an unrelated third party seller on pages F-101, F-110 and F-121 of the Registration Statement, respectively.  Based on the Company’s significance test discussed in the Rule 3-14 Letter, the Company did not include Rule 3-14 financial statements for the one property that SecurCare managed but did not have an ownership interest in and the remaining 10 noncontrolled properties it acquired from other unrelated third parties, each of which the Company determined to be insignificant.

Prospectus Summary, page 1

2.                                      We have considered your response to our prior comment 8.  Please revise your disclosure to disaggregate the properties in the In-Place Portfolio by those acquisitions that have closed and those that are considered probable of closing.

Company Response:

In response to the Staff’s comment, the Company has revised the disclosure under the caption “Prospectus Summary—Company Overview—Our Company” on page 1 and “Business and Properties—Our Company” on page 102 to separately identify those properties that are expected to close prior to or concurrently with the closing of the offering.

Our Business and Growth Strategies, page 7

3.                                      We note your disclosure on pages 8-9, which appears to indicate the years in which you anticipate making offers to acquire your pipeline properties based on their debt maturity or expected occupancy levels.  Please tell us why you have combined this information, what your expected occupancy is and how you have determined when these properties will reach expected occupancy levels.  Expected occupancy may or may not be achieved on the dates you have indicated and differs from debt maturity.

Company Response:

In response to the Staff’s comment, the Company notes that it has added a footnote to the table under the caption “Prospectus Summary—Our Business and Growth Strategies—Acquire Built-in Pipeline of Target Properties from Existing PROs” on page 9 and “Business and Properties—Our Business and Growth Strategies—Acquire Built-in Pipeline of Target Properties from Existing PROs” on page 109 to separately identify the six newly developed properties that the Company may make an offer to acquire once occupancy levels reach average local market levels.  Further, the Company has revised its disclosure to include an additional column in the table that provides the Company’s estimate of the average occupancy by year for the various categories of properties as of September 30, 2014 and disclosed in a footnote to the table that, if the Company acquires any property in its pipeline, the actual occupancy as of the date of acquisition may vary from the estimate shown in the table.

4.                                      With respect to your pipeline properties, please provide us your analysis on the following:

•                                          how you determine when a property has entered your “pipeline,”

•                                          the status and timing of any purchase negotiations on these properties,

•                                          any unique due diligence concerns, including the impact on timing and the final sale, and

•                                          your history, including the success rate and timing, of closing on similar pipeline properties in the past.

We may have further comments based on your response.

Company Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that a property enters the Company’s pipeline if it meets the following three criteria: (i) the property is under a management services agreement with one of the Company’s PROs, (ii) the property meets the required quality criteria for acceptance as a desired property for the Company, and (iii) the PRO has an indication that the owner of the property intends to sell it at some point in the next five to seven years, rather than retaining ownership for the longer term.

The Company also supplementally advises the Staff that, other than the one property that the Company already has under contract to acquire, there have not been any negotiations to purchase any of the pipeline properties.

In addition, the Company further supplementally advises the Staff that the Company is not aware of any unique due diligence concerns that will impact timing or the final sale with respect to the pipeline properties.

Further, the Company supplementally advises the Staff that outside of the properties that have been or will be contributed by PROs as part of the REIT formation transactions, the Company does not have a sufficiently developed track record from which to provide meaningful disclosure regarding its success rate with and timing of converting pipeline properties into actual acquisitions.

5.                                      In addition, please add the following disclosure to the discussion of your pipeline on pages 8 and 10:

•                                          if you have not yet entered into negotiations to purchase any of these properties, please clearly disclose this fact,

•                                          the fact that you do not have contractual rights to acquire these properties, and

•                                          the fact that your ability to acquire these properties is subject to a number of factors, including the decision of the current owner to sell the property to you, which may never occur.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure under the caption “Prospectus Summary—Our Business and Growth Strategies—Acquire Built-in Pipeline of Target Properties from Existing PROs” on page 8 and “Business and Properties—Our Business and Growth Strategies—Acquire Built-in Pipeline of Target Properties from Existing PROs” on page 108.

6.                                      We note your response to comment number 6 of our letter dated November 6, 2014.  However, we note that your table disclosure on pages 8-9 states the dates by year in which you expect the occupancy of your pipeline properties will achieve acceptable levels in order for you to make an offer to acquire the properties.  It thus appears that the occupancy data for your pipeline properties is important to your decision to seek to acquire such properties.  We further note your disclosure that 93 of the 114 pipeline properties will either have its debt mature or have its occupancy reach acceptable levels in 2015-2016.  Accordingly, it appears that current occupancy data for your pipeline properties may be material.  Please provide us this information on a supplemental basis.  We may have further comments.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure under the caption “Prospectus Summary—Our Business and Growth Strategies—Acquire Built-in Pipeline of Target Properties from Existing PROs” in the table on page 9 and “Business and Properties—Our Business and Growth Strategies—Acquire Built-in Pipeline of Target Properties from Existing PROs” in the table on page 109 to include an additional column in the table that provides the Company’s estimate of the average occupancy by year for the various categories of properties as of September 30, 2014.

Summary Pro Forma and Historical Financial and Operating Data, page 22

7.                                      On pages 23 and 59, you disclose balance sheet data as of September 30, 2013, please revise to disclose where you have derived this information.  Alternatively, please revise to remove this balance sheet data.

Company Response:

In response to the Staff’s comment, the Company has removed the balance sheet data as of September 30, 2013 under the caption “Summary Pro Forma and Historical Financial and Operating Data” on page 23 and “Selected Pro Forma and Historical Financial and Operating Data” on page 59.

The Formation and Structure of Our Company, page 136

8.                                      On page 137, you disclose that you do not expect to assume any indebtedness in connection with the Optivest contributions.  Please tell us how this statement is consistent with your disclosure that you will assume $1.3 million in net liabilities on page F-3.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that the statement on page 137 that the Company does not expect to assume any indebtedness in connection with the Optivest contributions refers to mortgage indebtedness.  The disclosure on page F-3 that the Company will assume $1.3 million in net liabilities refers to negative working capital (not mortgage indebtedness).  The Company has revised its disclosure under the caption “The Formation and Structure of Our Company—Property Contributions” on page 137 to specifically refer to mortgage indebtedness for clarification.  The Company has also updated the disclosure under the caption “National Storage Affiliates Trust Unaudited Pro Forma Condensed Consolidated Financial Information” in the table on page F-3 to clarify that the Company assumed net liabilities, not mortgage indebtedness, in connection with the Optivest contributions.

Financial Statements

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-3

9.                                      We note your response to our prior comment 26 and your revisions to your filing.  Please further revise your table on page F-3 to disclose the fair value of the properties, or revise to disclose that the total column is the fair value of your properties, if true.

Company Response:

In response to the Staff’s comment, the Company has revised the table under the caption “National Storage Affiliates Trust Unaudited Pro Forma Condensed Consolidated Financial Information” on page F-3 to clarify that the total column refers to fair value of the properties.

3.  Adjustments to Unaudited Pro Forma Statements of Operations, page F-12

10.                               We note that properties acquired from All Stor may not have been owned as of January 1, 2013 or January 1, 2014; specifically, we note they were acquired on various dates between March 14, 2013 and February 6, 2014.  Please tell us how you determined it was not necessary to provide an adjustment to your unaudited pro forma condensed consolidated statements of operations for the period that these properties were not owned by All Stor.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure under the caption “National Storage Affiliates Trust Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements—3. Adjustments to Unaudited Pro Forma Statements of Operations—(BB) Impact of Acquisitions for 2014” on page F-13, footnote 2 and “National Storage Affiliates Trust Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements—3. Adjustments to Unaudited Pro Forma Statements of Operations—(PP) Impact of Acquisitions for 2013” on page F-20, footnote 2 to clarify that pro forma effect has been given in the condensed consolidated statements of operations for the periods prior to the dates that All Stor owned these properties.

(BB) Impact of Acquisitions for 2014

11.                               We note your disclosure in footnote 2 that operating information in the “other” column represents management’s estimate of the revenues and expenses for each property.  Please confirm for us that the operating information represents actual revenues and expenses.  Alternatively, please explain to us how you determined the adjustments were factually supportable.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that during the underwriting process, the Company obtained financial information from the sellers, which included actual revenue and operating expenses for periods required in the underwriting process.  In cases where the actual revenue and operating expenses provided by the sellers covered the periods disclosed in the Registration Statement, the Company utilized such information.  In cases where the information obtained did not cover the entire period disclosed in the Registration Statement, the Company utilized the information provided by the seller, as well as information from the results of operations of the respective property subsequent to the Company’s acquisition of the property, to estimate the results of operations for the period not covered by the information provided from the seller.  Additionally, in cases where the information provided by the sellers appeared incomplete or inaccurate, the Company made adjustments to the results of operations based on estimates derived from information from the results of operations of the respective property subsequent to the Company’s acquisition of the property or based on other comparable data. The Company believes that all of its estimates of revenue and certain expenses for each property are supported by financial information whether obtained in the underwriting process from the seller, the Company’s history with the property subsequent to acquisition or from comparable data.

National Storage Affiliates Trust and NSA Predecessor Financial Statements for the year ended December 31, 2013, page F-21

Notes to Consolidated and Combined Financial Statements, page F-28

1.  Organization and Nature of Operations, page F-28

12.                               We note your response to our prior comment 30.  Please revise your Organization and Nature of Operations footnote to explicitly disclose that the 110 properties owned by the NSA Predecessor are reflected in the accompanying NSA Predecessor financial statements.

Company Response:

In response to the Staff’s comment, the Company has revised its disclosure under the caption “National Storage Affiliates Trust and NSA Predecessor Notes to Consolidated and Combined Financial Statements—Organization and Nature of Operations” on page F-28.

Northwest 2013 Properties Combined Statements of Revenue and Certain Expenses, page F-74

Notes to Combined Statements of Revenues and Certain Expenses, page F-76

2.  Summary of Significant Accounting Policies, page F-76

Revenue Recognition, page F-76

13.                               Please disclose the difference between the rental revenue recorded and the amount of lease payments due.  This comment applies to all of the Rule 3-14 financial statements provided.

Company Response:

In response to the Staff’s comment, the Company advises the Staff that as disclosed in footnote 2 of the respective Rule 3-14 financial statements beginning on page F-74, substantially all of the self storage unit leases are on a month-to-month basis and rental income is recognized ratably over the lease term on a straight-line basis.  Promotional discounts and other incentives are recognized as a reduction to rental income over the applicable lease term.  Because substantially all of the property leases are on a month-to-month basis, the amount of revenue recorded and the amount of lease payments due do not differ from each other.  Rental income is recognized ratably, which correlates to a reduction in the amount of lease payments due.

All Stor Properties Combined Statements of Revenues and Certain Expenses, page F-100

14.                               We note that certain properties acquired from All Stor may not have been owned as of January 1, 2013 or January 1, 2014; specifically, we note they were acquired on various dates between March 14, 2013 and February 6, 2014.  Please tell us how you determined it was not necessary to provide Rule 3-14 financial statements for the period from January 1, 2013 to the date All Stor acquired these properties.

Company Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company determined that it was appropriate to prepare the Rule 3-14 financial statements for All Stor with the revenue and certain expenses of the All Stor properties being presented for the respective periods in which All Stor actually owned the properties based on the following:

Such presentation is consistent with guidance provided by the Staff in other contexts in which financial statements of acquired assets or businesses are held by the seller for less than the full period required for the acquisition financial statements.  In particular, the Company notes, for example, that Item 2330.2 of the SEC Financial Reporting Manual (the “FRM”) (which deals with Rule 3-14 financial statements requirements for real properties acquired from related parties) allows a shortening of the financial statement presentation reporting period when the subject properties are held by the related party for less than the entirety of that period.  In addition, the Company notes that Section 2005.5 of the FRM (which relates to financial statement required in connection with business combinations under Rule 3-05) states,

The requirements of S-X 3-05 and S-X 8-04 apply to acquisitions made by the registrant or its predecessor(s). Those rules call for financial statements of the acquiree and its predecessor(s), if applicable. Financial statements of recently acquired businesses of the acquiree or equity method investees of the acquiree need not be filed unless their omission would render the acquiree’s financial statements misleading or substantially incomplete.

The guidance underlying these policy positions recognizes the practical limitations faced by a registrant in presenting financial information for an acquired asset or business when the asset or business was not owned by the seller for the entirety of the financial statement reporting period.  The Company understands that All Stor acquired the real properties that it subsequently agreed to contribute to the Company without securing from the sellers of those properties an agreement to provide audited financial statements to All Stor or to support All Stor in the preparation of those audited financial statements.  The Company believes it is impractical at this stage to obtain the support needed for the All Stor Rule 3-14 financial statements to cover the entirety of 2013 and the nine-month period ended September 30, 2014 for all of its properties.

The Company also notes that the time periods over which specific real properties are contributing to the revenues and certain expenses included in the All Stor Rule 3-14 financial statements are clearly disclosed in well designed tables included under the caption “All Stor Properties Notes to Combined Statements of Revenue and Certain Expenses—3. Unaudited Operating Results for 2014 by All Stor Acquisition Date” on pages F-104 and “ All Stor Properties Notes to Combined Statements of Revenue and Certain Expenses—4. Operating Results for 2013 by All Stor Acquisition Date” on page F-105.  In light of this presentation, the Company believes that the financial information provided should in no way be considered misleading.

The Company further notes, in the context of the larger transaction, that the All Stor properties, when viewed in comparison to the pro forma total assets of the Company as of September 30, 2014, represent only approximately 6% of the Company’s total assets.  Under the guidance provided in Section 2335 of the FRM, the Company believes that the All Stor Rule 3-14 financial statements may be eligible for exclusion in their entirety from the prospectus.

Finally, the All Stor properties that have been contributed to the Company were acquired by All Stor from a number of unrelated third parties such that if such properties would have been acquired by the Company directly from such parties, such properties would not have reached the 10% significance threshold even in comparison to the Company’s total assets as of December 31, 2013.

Move It Properties Combined Statements of Revenues and Certain Expenses, page F-105

15.                               On page 3, you disclose that Move It is currently a manager of 11 properties pursuant to an agreement with SecurCare, which is the contributor of these 11 properties.  Please tell us how you determined that Move It is not a related party and that it was not necessary to provide two years of audited Rule 3-14 financial statements for the Move It Properties.

Company Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that of the 11 properties that Move It manages for the Company pursuant to a sub-management agreement with SecurCare, 10 were acquired from unrelated third parties and one (LBJ Property) was previously owned and managed by Move It Management.  Move It began managing these properties (other than LBJ Property) only after their contribution.  Move It had managed the LBJ Property for more than 20 years prior to its contribution.  Additionally, Move It is not a related party with respect to the Company as defined in Item 1-01(u) of Regulation S-X or under the Glossary to Statement of Financial Accounting Standards No. 57.  Move It is not an affiliate of the Company, does not control and is not controlled by the Company, and has no other relationship with the Company other than as a manager of these properties pursuant to a sub-management agreement with SecurCare.  Moreover, neither the Company nor Move It can significantly influence the management or operating policies of the other so that either could not fully pursue its own separate interests.  Accordingly, the Company does not believe that Move It is a related party and, therefore, it is necessary to provide two years of Rule 3-14 financial statements for any of these 11 properties.

LBJ Property Statements of Revenues and Certain Expenses, page F-116

16.                               On page 3, you disclose that Move It is currently a manager of 11 properties pursuant to an agreement with SecurCare, which is the contributor of these 11 properties.  On page F-118, you disclose that you have a contract to acquire the LBJ

Property through Move It.  Please tell us how you determined that Move It is not a related party and that it was not necessary to provide two years of audited Rule 3-14 financial statements for the LBJ Property.

Company Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that it does not believe Move It is a related party or that it is necessary to provide two years of audited Rule 3-14 financial statements for the LBJ Property for the reasons set out in the response to comment 15 above.

Should the Staff have additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8527 or Andrew S. Epstein at (212) 878-8332.

Sincerely,

/s/ Jay L. Bernstein
Jay L. Bernstein

cc:	Securities and Exchange Commission
Jennifer Monick, Senior Staff Accountant
Robert Telewicz, Senior Staff Accountant

National Storage Affiliates Trust
Arlen D. Nordhagen
Tamara D. Fischer

Clifford Chance US LLP
Andrew S. Epstein

Latham & Watkins LLP
Julian Kleindorfer